Exhibit (a)(11)

RE: TEKTRONIX, INC. – Offer to Purchase for Cash – ESPP 13B – Vested Restricted 13W

Dear Plan Participant:

Raven Acquisition Corp. (the “Purchaser”), an Oregon corporation and indirect wholly owned subsidiary of Danaher Corporation (“Parent”), a Delaware corporation, is offering (the “Offer”) to purchase for cash all outstanding shares of common stock together with the associated Series B No Par Preferred Shares Purchase Rights (collectively, the “Shares”) of Tektronix, Inc. (“Tektronix”), an Oregon corporation, at a price of $38.00 per Share, net to the seller in cash, without interest thereon (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2007 (the “Offer to Purchase”).

Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will merge with and into Tektronix (the “Merger”), with Tektronix becoming an indirect wholly owned subsidiary of the Parent. In the Merger, each outstanding Share that is not owned by the Parent, the Purchaser, Tektronix or any of their wholly owned subsidiaries (other than Shares held by Tektronix Shareholders who perfect dissenters’ rights, if any, under the Oregon Business Corporation Act with respect to the Merger) will be converted into the right to receive the Offer Price, without interest.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total outstanding Shares on a fully diluted basis (excluding any Shares issuable upon conversion of the Tektronix Convertible Notes), and (2) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the regulations thereunder, and any applicable material foreign statutes and regulations.

Our records indicate that you hold Shares as a Participant in the Tektronix, Inc. Employee Stock Purchase Plan and /or Released Restricted Stock Plan. If you wish to tender Shares pursuant to the Offer, you must choose one of the following options: (1) Make your Election online by logging onto www.benefitaccess.com; or (2) make your election via the Stock Plan Services Voice Response System by dialing 800-367-4777 (you must dial +1-212-615-7835 from outside the United States). You will need your Personal Identification Number (PIN) to utilize this method of election; or (3) complete the information below and return this Letter by mail to: Smith Barney, Attn: Reorg Dept. – Tektronix, Inc. Offer, P.O. Box 955, Owing Mills, MD 21117, OR if you wish to return by overnight mail or another express delivery service, the delivery address is: Smith Barney, Attn: Reorg Dept. – Tektronix, Inc. Offer. Offer, 700 Red Brook Boulevard, Owings Mills, MD 21117. Note: It is recommended that ESPP participants utilize the web, or Stock Plan Services Voice Response System when submitting a response to avoid the possibility of instructions sent via mail being delayed or lost. Participants with released restricted stock must send their instructions in by mail. Also participants wishing to make a partial tender must send instructions in by mail.

The Offer will expire at 11:59 P.M., New York City time, on Thursday, November 15, 2007, unless it is properly extended (the “Expiration Date”). Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.

Although the Offer will expire on Thursday, November 15, 2007, in order to timely process your tender instructions, Smith Barney must receive a properly completed response from you by 5:00 P.M., New York City time, on Wednesday, November 14, 2007, unless the Expiration Date is extended. Responses received after 5:00 P.M., New York City time, on Wednesday, November 14, will be handled on a best efforts basis. Tendering Shareholders will not be obligated to pay brokerage fees or commissions to tender their Shares.

Please review this Letter and complete the information requested below if you wish to tender all of your Shares under the Offer. If you do not respond to this Letter, your Shares will not be tendered by Smith Barney. If you have any questions, kindly contact Smith Barney’s Stock Plan Services Call Center at 1-800-367-4777.

This Letter is for information purposes only. Smith Barney cannot make a recommendation as to whether a shareholder should tender or refrain from tendering Shares under the Offer. PLEASE READ THIS LETTER AND THE OFFER TO PURCHASE BEFORE MAKING AN ELECTION BELOW.

ESPP Shares to Tender

Vested Restricted Stock to Tender

PLEASE COMPLETE THE FOLLOWING SECTION:

The undersigned acknowledges that he or she has received the Offer to Purchase related to the Offer by the Purchaser to purchase all outstanding Shares of Tektronix at the Offer Price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase. The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the undersigned’s desire to tender, in accordance with the Offer, all Shares of Tektronix owned by the undersigned.

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